Exhibit 99.3

Executive Chairman
Employment Agreement Renewal

Monday, 25 July 2022 – ioneer Ltd (ioneer or the Company) (ASX: INR, NASDAQ: IONR), an emerging lithium-boron supplier, is pleased to announce it has renewed the employment agreement for Executive Chairman James D. Calaway for a further 12-month period, effective 1 July 2022.

Mr Calaway has been Chairman of ioneer since 2017 and was appointed Executive Chairman in July 2020 in recognition of his increased focus on the sales and marketing efforts, strategic partner discussions and funding considerations for the Company’s wholly owned Rhyolite Ridge Lithium-Boron Project (Rhyolite Ridge or the Project) in Nevada.

In renewing his contract, Mr Calaway continues his close level of involvement in the Company and its activities, with a particular focus on securing lithium offtake agreements, and with the recent NASDAQ listing, US investor relations and stakeholder meetings.

Prior to joining ioneer, Mr Calaway served for eight years as Non-Executive Chairman of lithium producer Orocobre Ltd, leading it from early development phase into production. He has assisted several private and public companies through critical growth stages to become successful commercial operations. He is currently Chairman of Distributed Power Partners Inc, a distributed power development company.

ioneer Managing Director Bernard Rowe said:

“It has been very beneficial to have James in an Executive Chairman capacity in the US over the past 24 months. As we move towards a final investment decision on Rhyolite Ridge and the project construction phase, it is necessary for ioneer to build a strong presence in the US. James will play a significant role as we conclude lithium offtake agreements, project financing and in US investor relations activities to bring Rhyolite Ridge online.”

The Nomination and Remuneration Committee of the Company has approved the re-appointment of Mr Calaway as an executive of the Company and the entry into an executive employment contract with Mr Calaway.

In accordance with ASX Listing Rule 3.16.4, the material terms of the employment arrangement for Mr Calaway's executive capacity are detailed as follows:

ITEM	DETAIL
Terms of employment	1 July 2022 for a fixed 12-month term unless extended by agreement of both parties.

Fixed annual remuneration
US$300,000 for the 12-month term payable monthly in equal instalments for his executive duties in addition to his existing annual director remuneration of US$150,000 under his existing director appointment letter.

Short-and long-term incentives
Eligible for grant of STI and LTI awards in the ordinary course of business in accordance with ioneer's remuneration policies and practices. Awards will be subject to performance criteria, where relevant, consistent with ioneer's existing practices and where required will be subject to shareholder approval.

Termination	Either party may terminate the contract with one month's notice. The Company may also terminate the contract without notice in circumstances such as material breach or serious misconduct.

ioneer Ltd. (ASX: INR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: ioneer.com ABN: 76 098 564 606

This ASX release has been authorised by ioneer Managing Director, Bernard Rowe.

--ENDS--
Contacts:

Bernard Rowe	Alex Cowie	Matt Dempsey
ioneer Ltd	NWR Communications	FTI Consulting
Managing Director	Investor & Media Relations (Australia)	Investor & Media Relations (USA)
T: +61 419 447 280	T: +61 412 952 610	T: +1 202 316 9609
browe@ioneer.com	alexc@nwrcommunications.com.au	matt.dempsey@fticonsulting.com

About ioneer

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits worldwide. The Definitive Feasibility Study (DFS)1 completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 20212, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.

2 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021

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